Exhibit 99.1

Vasta Announces Share Repurchase Program

São Paulo, Brazil, September 14, 2023 – Vasta Platform Limited, or Vasta (Nasdaq: VSTA), today announced that its Board of Directors has approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta may repurchase up to US$12.5 million in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. Vasta’s Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. Vasta expects to utilize its existing funds to fund repurchases made under the Repurchase Program.

The Board of Directors of Vasta also authorized management to appoint Morgan Stanley & Co. LLC, as its agent under the Repurchase Program to purchase Securities on its behalf in the open market. It is Vasta’s intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) and Rule 10b5-1 (“Rule 10b5-1”), each promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Vasta shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of Securities under the Repurchase Program.

The actual timing, number and value of shares repurchased under the Repurchase Program will depend on several factors, including constraints specified in the Rule 10b-18 and Rule 10b5-1, as applicable, price, general business and market conditions, and alternative investment opportunities. The Repurchase Program does not obligate Vasta to acquire any specific number of shares in any period, and may be expanded, extended, modified, or discontinued at any time.

About Vasta Platform Limited (Nasdaq: VSTA)

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “expect,” and “estimate” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investor Relations Contact:

Investor Relations

ir@vastaplatform.com